SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Rouse Properties, Inc.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

779287101
(CUSIP Number)

Joseph S. Freedman
Brookfield Asset Management, Inc.
Brookfield Place, Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario M5J 2T3
Telephone: (416) 956-5182
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

January 12, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 779287101	Page 2 of 29 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,019,368*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,019,368*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,019,368*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.37%*
14	TYPE OF REPORTING PERSON OO
* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 9,019,368 shares of Common Stock, representing 25.37% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,984 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 3 of 29 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,019,368*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,019,368*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,019,368*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.37%*
14	TYPE OF REPORTING PERSON OO
* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 9,019,368 shares of Common Stock, representing 25.37% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,984 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 4 of 29 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,019,368*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,019,368*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,019,368*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.37%*
14	TYPE OF REPORTING PERSON OO
* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 9,019,368 shares of Common Stock, representing 25.37% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,984 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 5 of 29 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-A LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 265,725*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 265,725*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 265,725*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.75%*
14	TYPE OF REPORTING PERSON OO
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,984 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 6 of 29 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-B LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 530,636*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 530,636*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 530,636*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.49%*
14	TYPE OF REPORTING PERSON OO
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,984 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 7 of 29 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-C LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 177,774*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 177,774*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 177,774*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.50%*
14	TYPE OF REPORTING PERSON OO
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,984 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 8 of 29 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings IV-D LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,393*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 178,393*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 178,393*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.50%*
14	TYPE OF REPORTING PERSON OO
*  The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,984 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 9 of 29 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings V LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 600,173*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 600,173*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 600,173*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.69%*
14	TYPE OF REPORTING PERSON PN
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,984 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 10 of 29 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings VI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,323,616
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,323,616
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,323,616
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.16%
14	TYPE OF REPORTING PERSON OO
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,984 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 11 of 29 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,342,984*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,342,984*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,342,984*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.53%*
14	TYPE OF REPORTING PERSON CO
* See Item 5.

CUSIP No. 779287101	Page 12 of 29 Pages

1	NAME OF REPORTING PERSONS Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,342,984*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,342,984*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,342,984*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.53%*
14	TYPE OF REPORTING PERSON OO
* See Item 5.

CUSIP No. 779287101	Page 13 of 29 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Holdings Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,342,984*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,342,984*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,342,984*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.53%*
14	TYPE OF REPORTING PERSON CO
* See Item 5.

CUSIP No. 779287101	Page 14 of 29 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,019,368*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,019,368*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,019,368*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.37%*
14	TYPE OF REPORTING PERSON PN
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,984 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 15 of 29 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Private Funds Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,019,368*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,019,368*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,019,368*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.37%*
14	TYPE OF REPORTING PERSON CO
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,984 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 16 of 29 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Split LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,019,368*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,019,368*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,019,368*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.37%*
14	TYPE OF REPORTING PERSON PN
* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 9,019,368 shares of Common Stock, representing 25.37% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,984 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 17 of 29 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Split II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,323,616*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,323,616*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,323,616*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.16%*
14	TYPE OF REPORTING PERSON OO
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 13,342,984 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 37.53% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 18 of 29 Pages

1	NAME OF REPORTING PERSONS Brookfield US Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,342,984*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,342,984*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,342,984*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.53%*
14	TYPE OF REPORTING PERSON CO
* See Item 5.

CUSIP No. 779287101	Page 19 of 29 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,342,984*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,342,984*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,342,984*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.53%*
14	TYPE OF REPORTING PERSON CO
*  See Item 5.

CUSIP No. 779287101	Page 20 of 29 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield REP GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,342,984*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,342,984*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,342,984*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.53%*
14	TYPE OF REPORTING PERSON CO
*  See Item 5.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Rouse Properties, Inc., a Delaware corporation (the “Company”).  The address of the Company’s principal executive offices is 114 Avenue of the Americas, Suite 2800, New York NY, 10110.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)  Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario;

(ii) Partners Limited (“Partners Limited”), a corporation formed under the laws of the Province of Ontario, that, collectively, with its shareholders, owns, directly or indirectly, exercises control or direction over, has contractual arrangements, such as options, to acquire or otherwise holds beneficial or economic interests in approximately 127 million Class A Limited Voting Shares, representing approximately 19% of the outstanding Class A Limited voting Shares of Brookfield on a fully diluted basis, and 85,120 Class B Limited Voting Shares, representing 100% of the Class B Limited Voting Shares of Brookfield;

(iii) Brookfield Holdings Canada Inc. (“BHC”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of Brookfield;

(iv) Brookfield Private Funds Holdings Inc. (“Brookfield Holdings”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of BHC;

(v) Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP (“BAM Canada”), a limited partnership formed under the laws of the Province of Manitoba, of which Brookfield Holdings is the sole general partner;

(vi) Brookfield US Holdings Inc. (“US Holdings”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of Brookfield;

(vii) Brookfield US Corporation (“US Corp.”), a Delaware corporation and a wholly-owned subsidiary of US Holdings;

(viii) Brookfield REP GP Inc. (“BRGP”), a Delaware corporation, of which US Corp. is the sole shareholder;

(ix) Brookfield Retail Split LP (“Split LP”), a Delaware limited partnership, of which BRGP is the sole general partner;

(x) Brookfield Retail Holdings LLC (“BRH”), a Delaware limited liability corporation, of which BAM Canada is the sole managing member;

(xi) Brookfield Retail Holdings II LLC (“BRH II”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xii) Brookfield Retail Holdings III LLC (“BRH III”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xiii) Brookfield Retail Holdings IV-A LLC (“BRH IV-A”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(iv) Brookfield Retail Holdings IV-B LLC (“BRH IV-B”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xv) Brookfield Retail Holdings IV-C LLC (“BRH IV-C”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xvi) Brookfield Retail Holdings IV-D LLC (“BRH IV-D”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xvii) Brookfield Retail Holdings V LP (“BRH V”), a Delaware limited partnership, of which BAM Canada is the sole general partner;

(xviii) Brookfield Retail Split II LLC (“BR Split II”), a Delaware limited liability company and indirect wholly-owned subsidiary of Brookfield of which BRGP is the sole manager; and

(xvix) Brookfield Retail Holdings VI LP (“BRH VI”), a Delaware limited liability company and indirect wholly-owned subsidiary of Brookfield, of which BR Split II is the sole member and sole manager.

Schedule I hereto, with respect to Brookfield, Schedule II hereto, with respect to Partners Limited, Schedule III hereto, with respect to BHC, Schedule IV hereto, with respect to Brookfield Holdings, Schedule V hereto with respect to US Holdings, Schedule VI hereto with respect to US Corp., Schedule VII hereto with respect to BRGP, Schedule VIII hereto with respect to BRH, Schedule IX hereto with respect to BRH II, Schedule X hereto with respect to BRH III, Schedule XI hereto with respect to BRH IV-A, Schedule XII hereto with respect to BRH IV-B, Schedule XIII hereto with respect to BRH IV-C, Schedule XIV hereto with respect to BRH IV-D, Schedule XV hereto with respect to BRH V, Schedule XVI hereto with respect to BR Split II and Schedule XVII hereto with respect to BRH VI set forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.

(b)  The principal business address of each of Brookfield, Partners Limited and BHC is 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3. The principal address of each of Brookfield Holdings, BAM Canada, US Holdings, US Corp., BRGP, Split LP, BR Split II, BRH, BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C, BRH IV-D, BRH V and BRH VI is Three World Financial Center, 200 Vesey Street, New York, NY 10281-1021. Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, Schedule X, Schedule XI, Schedule XII, Schedule XIII, Schedule XIV, Schedule XV, Schedule XVI and Schedule XVII hereto sets forth the principal business address of each Scheduled Person.

(c) The principal business of Brookfield is to invest and operate businesses in the real estate, power generation and infrastructure sectors.  The principal business of Partners Limited is an investment holding company. The principal business of each of BHC, Brookfield Holdings, US Holdings and US Corp. is to serve as an investment holding company.  The principal business of BRGP is to serve as general partner of Split LP.  The principal business of Split LP is to make certain investments, including investments in the Company.  The principal business of BR Split II is to make certain investments, including investments in the Company.  The principal business of BAM Canada is to serve as investment manager, managing member or general partner, as applicable, for a variety of certain private investment vehicles, including each of the Investment Vehicles (as defined below).  The principal activity of each of BRH, BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C, BRH IV-D and BRH V (each, an “Investment Vehicle”) is to serve as a special purpose entity for the purpose of making certain investments, including investments in the Company.  The principal activity of BRH VI is to serve as a special purpose entity for the purpose of making certain investments, including investments in the Company.  Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, Schedule X, Schedule XI, Schedule XII, Schedule XIII , Schedule XIV, Schedule XV, Schedule XVI  and Schedule XVII hereto set forth the principal occupation or employment of each Scheduled Person.

(d),(e) During the last five years, none of the Reporting Persons nor any of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, Schedule X, Schedule XI, Schedule XII, Schedule XIII, Schedule XIV,  Schedule XV, Schedule XVI and Schedule XVII hereto set forth the citizenships of each of the Scheduled Persons who is natural person.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock reported herein by the Reporting Persons were received in connection with the Spin-off (as defined in Item 4).  The numbers of shares of Common Stock received in the Spin-off by or on behalf of each Investment Vehicle are set forth below.

Investment Vehicle	Number of Shares of Common Stock	Beneficial Ownership
BRH	2,946,661	8.29%
BRH II	2,012,058	5.66%
BRH III	2,307,948	6.49%
BRH IV-A	265,725	0.75%
BRH IV-B (1)	530,636	1.49%
BRH IV-C (1)	177,774	0.50%
BRH IV-D	178,393	0.50%
BRH V	600,173	1.69%
Total:	9,019,368	25.37%

BRH VI	4,323,616	12.16%
Total:	13,342,984	37.53%

(1)
The shares of Common Stock are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock held directly by Brookfield US Retail Holdings LLC. See Item 6.

Item 4. Purpose of the Transaction

Overview

The Reporting Persons beneficially own common stock in General Growth Properties, Inc., a Delaware corporation (“GGP”).  On January 12, 2012, GGP completed a spin-off of a portion of its business, forming the Company as a separate publicly-traded corporation (the “Spin-off”). The Spin-off was effected via a special dividend of Common Stock to each shareholder as of the close of business on December 30, 2011 (the “Record Date”) of GGP.  For every one share of GGP common stock owned as of the close of business on the Record Date, GGP stockholders received approximately 0.0375 shares of Common Stock (representing a distribution ratio of 1:26.66).  Each of the Reporting Persons was a beneficial owner of GGP common stock as of the Record Date.

Standby Purchase Agreement

US Corp. and Brookfield (solely for the purposes of certain provisions) are party to standby purchase agreement, dated as of December 16, 2011 (the “Standby Agreement”) with GGP and the Company in connection with the rights offering the Company is expected to conduct for up to 13,333,333 shares of Common Stock.  Pursuant to the Standby Agreement,  US Corp. is contractually obligated to (i) purchase its pro rata share of the rights offering at the rights offering price of $15 per share and (ii) purchase any remaining shares that are not subscribed for upon the completion of the rights offering at the rights offering at a price of $15 per share, in an aggregate amount of up to $200,000,000.00.  The Company is obligated to pay US Corp. a fee of $6.0 million for providing the backstop commitment and reimburse US Corp.’s third party out of pocket expenses in an amount up to $100,000. The Company and US Corp. are subject to customary indemnification obligations and US Corp.’s obligation to purchase the shares is subject to customary closing conditions, including no material adverse change with respect to the business of the Company and operations having occurred. US Corp.’s commitment to backstop the rights offering will expire on May 31, 2012.

The summary contained herein of the Standby Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Standby Agreement, a copy of which is filed as Exhibit 1 hereto and which is incorporated herein by reference.

 Registration Rights

In connection with the rights offering, US Corp. and certain other Reporting Persons will enter into a registration rights agreement with the Company (the “Registration Rights Agreement”).  Pursuant to the Registration Rights Agreement, the Company will be obligated to file a resale shelf registration statement with the Securities Exchange Commission and, upon the request of the Reporting Persons party to the Registration Rights Agreement, will be obligated to use its commercially reasonable efforts to effect a registration under applicable federal and state securities laws for shares of Company common stock held by US Corp. and the other Reporting Persons party to the Registration Rights Agreement.  The Registration Rights Agreement  will also provide for demand rights and customary piggyback registration rights.

The summary contained herein of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a form of which is filed as Exhibit 2 hereto and which is incorporated herein by reference.

 Subordinated Credit Facility

The Company is party to a subordinated credit agreement (the “Subordinated Facility Agreement”) with Trilon (Luxembourg) S.a.r.l., a wholly-owned subsidiary of Brookfield, that provides for borrowings on a revolving basis of up to $100 million. The Subordinated Facility Agreement has a term of three years and six months. The Subordinated Facility Agreement is not guaranteed by any subsidiaries of the Company. The proceeds of the Subordinated Facility Agreement are to be used for general corporate purposes.

The summary contained herein of the Subordinated Facility Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Subordinated Facility Agreement, as Exhibit 3 hereto and which is incorporated herein by reference.

Operating Agreements

The shares of Common Stock reported herein are directly held by the Investment Vehicles or, in the case of BRH IV-B and BRH IV-C, by BUSRH as nominee for such Investment Vehicles under the BRH IV-B Agreement and the BRH-IV-C Agreement.   Each Investment Vehicle is governed by a substantially similar limited liability company agreement or limited partnership agreement in the form attached as an exhibit hereto (collectively, the “Operating Agreements”).

BAM Canada acts as managing member or general partner, as applicable, of each of the Investment Vehicles.  As managing member or general partner, BAM Canada has the primary role in structuring and monitoring the investment in the Company, as well as strategy related to the shares of Common Stock and other securities directly held by the Investment Vehicles, subject to the approval of Tier One Actions as described below.  In addition, BAM Canada is empowered to take any and all actions incident to the conduct of the Investment Vehicle’s business, which is making investments in the Company, subject to the approval of Tier One Actions as described below.  Additionally, the Operating Agreements provide that an Investment Vehicle is designated as a “Tier One Parallel Investment Vehicle” if such Investment Vehicle includes a member (or a group of affiliated members) which owns 10% or more of the aggregate interests of all of the Investment Vehicles.  Each Tier One Parallel Investment Vehicle is governed by a separate board of directors (as applicable to each Tier One Parallel Investment Vehicle, the “Board”) comprised of representatives appointed by each member of such Tier One Parallel Investment Vehicle that owns 10% or more of the aggregate interests of all of the Investment Vehicles.  Each Investment Vehicle which is not a Tier One Parallel Investment Vehicle has a board of directors comprised of representatives appointed by BAM Canada.

Pursuant to the terms of each Operating Agreement, the members of each Investment Vehicle agreed, among other things, (i) to provide other members of the Investment Vehicle with “tag-along” rights to the extent that any member receives and intends to accept a bona fide offer to transfer interests in the Investment Vehicle and (ii) to provide for a liquidation of the Investment Vehicle (and disposition or distribution of the shares of Common Stock and other assets held by such Investment Vehicle) upon the occurrence of certain specified events, including the removal of BAM Canada as the managing member or general partner, as applicable, or a vote of a specified percentage of interests in such Investment Vehicle.  Pursuant to the terms of each Operating Agreement, Brookfield (US) Investments Ltd., a Bermuda limited company and a wholly-owned subsidiary of Brookfield, benefits from a carried interest in BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C and BRH IV-D.  In addition, the Operating Agreements provide for, following the third anniversary of November 9, 2010, (i) a sale of Common Stock held by the applicable Investment Vehicle upon the recommendation by BAM Canada that such securities be sold and (ii) the right of members of the Investment Vehicle to offer to sell their interests in the Investment Vehicle to other members, or, if no other members elect to purchase such interests, the right to cause the sale of the shares of Common Stock relating to such member’s interest in the Investment Vehicle and the distribution of the proceeds from such sales to such requesting member, in exchange for its membership interest in the Investment Vehicle.

The summary contained herein of the Operating Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of the form of limited liability company agreement for each Investment Vehicle that is a limited liability company, a copy of which is filed as Exhibit 4 hereto and which is incorporated herein by reference, and the form of limited partnership agreement for each Investment Vehicle that is a limited partnership, a copy of which is filed as Exhibit 5 hereto and which is incorporated herein by reference.

Voting Agreement

In connection with the transactions described herein, and pursuant to the terms of the applicable Operating Agreement, each of the Investment Vehicles are party to  a Voting Agreement, dated as of October 25, 2010 (the “Voting Agreement”), pursuant to which each Investment Vehicle agreed not to take certain actions unless the consent of a specified percentage of the interests of the Tier One Parallel Investment Vehicles is obtained.  Pursuant to the terms of the Voting Agreement, certain actions (including but not limited to (i) any matter that the Investment Vehicles, in their capacity as stockholders of the Company, are entitled to vote upon, (ii) subject to applicable fiduciary duties, certain matters upon which directors of the Company are entitled to vote, and (iii) dispositions of material assets of the Investment Vehicles) (“Tier One Actions”) with respect to the securities of the Company  require either a “majority vote” of the Tier One Parallel Investment Vehicles (i.e., more than 50% of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles), a “super-majority vote” of the Tier One Parallel Investment Vehicles (i.e., 66 2/3% of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles), or a “hyper-majority vote” of the Tier One Parallel Investment Vehicles (i.e., 86% of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles).  For any Tier One Action, the Board  instructs BAM Canada, as the managing member or general partner, as applicable, of each Tier One Parallel Investment Vehicle, how to vote such Tier One Parallel Investment Vehicle’s interest.  Under the respective Operating Agreements, each Tier One Parallel Investment Vehicle has agreed to act in accordance with the result of the majority vote, super-majority vote, or hyper-majority vote, as applicable, with respect to each Tier One Action which is presented to the Tier One Parallel Investment Vehicles in accordance with the Voting Agreement.

The summary contained herein of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit 6 hereto and which is incorporated herein by reference.
*      *      *      *     *

The Reporting Persons intend to review continuously their respective investments in the Company and the Company’s business affairs, financial position, capital needs and general industry and economic conditions and, as part of the Reporting Persons’ continuing evaluation of, and preservation of the value of their investment in the Common Stock of the Company, the Reporting Persons may from time to time (i) engage in discussions with certain persons, including, without limitation, members of the Company’s board of directors, management or representatives of the Company, other shareholders of the Company and other relevant parties, concerning matters with respect to the Reporting Persons’ investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Company and (ii) write letters to, and respond to inquiries from, various parties including, without limitation, members of the Company’s board of directors, management or representatives of the Company, other shareholders of the Company and other relevant parties regarding the Company’s affairs.  Based on such review as well as general economic, market and industry conditions and prospects existing at the time, the Reporting Persons may, from time to time (subject to any then existing legal or contractual limitations), determine to increase their respective ownership of Common Stock (including through the exercise of options to acquire shares of Common Stock, through open market purchases, in privately negotiated transactions, through a tender or exchange offer or a merger, reorganization or comparable transaction or otherwise), approve an extraordinary corporate transaction with regard to the Company or engage in any of the events set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Alternatively, subject to market conditions, any legal or contractual limitations and other considerations, the Reporting Persons may sell all or a portion of Common Stock owned by the Reporting Persons in the open market, in privately negotiated transactions, through a public offering or otherwise, but, except as otherwise provided herein, the Reporting Persons currently have no intention of selling any shares of Common Stock.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

(a)-(b) As of the close of business on January 23, 2012, the Investment Vehicles directly held and beneficially owned the shares of Common Stock indicated on the following table or as described below.  Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table.  All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on 35,546,639 shares of Common Stock reported by the Company as expected to be outstanding as of January 23, 2012 following the Spin-off.

Investment Vehicle	Common Stock	Beneficial Ownership
BRH	2,946,661	8.29%
BRH II	2,012,058	5.66%
BRH III	2,307,948	6.49%
BRH IV-A	265,725	0.75%
BRH IV-B (1)	530,636	1.49%
BRH IV-C (1)	177,774	0.50%
BRH IV-D	178,393	0.50%
BRH V	600,173	1.69%
Total:	9,019,368	25.37%
(1)
The shares of Common Stock  are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock held directly by Brookfield US Retail Holdings LLC.

As of the close of business on January 23, 2012, BRH VI directly held and beneficially owned 4,323,616 shares of Common Stock, representing approximately 12.16% of the shares of Common Stock.  As the manager of BRH VI, BR Split II may be deemed to beneficially all of the shares of Common Stock held by BRH VI, consisting of 4,323,616 shares of Common Stock, representing approximately 12.16% of the shares of Common Stock.  As direct and indirect controlling persons of BR Split II, BRGP, US Corp., US Holdings, and Brookfield may be deemed to share with BR Split II beneficial ownership of such shares of Common Stock.

As managing member or general partner, as applicable, of each of the Investment Vehicles, BAM Canada may be deemed, subject to restrictions on its authority imposed by the Voting Agreement, to beneficially own all shares of Common Stock owned by each of the Investment Vehicles, consisting of 9,019,368 shares of Common Stock, collectively representing 25.37% of the Common Stock.  As direct and indirect controlling persons of BAM Canada, each of Brookfield Holdings, BHC and Brookfield may be deemed to share with BAM Canada beneficial ownership of such shares of Common Stock.

Split LP is the non-managing member of BRH.  By virtue of (i) its ability under the Operating Agreement of BRH to appoint and remove the board of directors of BRH and (ii) the ability of the board of directors of BRH to direct BAM Canada on behalf of BRH to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions with respect to, and material dispositions of, Common Stock by the Investment Vehicles), Split LP may be deemed to share voting and investment power with respect to the 9,019,368 shares of Common Stock owned by the Investment Vehicles, representing approximately 25.37% of the shares of the Common Stock.  As direct and indirect controlling persons of Split LP, BRGP, US Holdings, US Corp. and Brookfield may be deemed to share with Split LP beneficial ownership of such shares of Common Stock.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock.

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Act and Rule 13d-5(b)(1) thereunder and each member of the “group” may be deemed to beneficially own all shares of Common Stock held by all members of the “group.”  Accordingly, each of the Reporting Persons may be deemed to beneficially own  13,342,984 shares of Common Stock, constituting beneficial ownership of 37.53% of the shares of the Common Stock.  Each of the Investment Vehicles expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock held by each of the other Investment Vehicles.

By virtue of (i) the ability of the Northern Trust Company, acting in its capacity as custodian for the Future Fund Board of Guardians (“Future Fund”) under the Operating Agreement of BRH II to appoint and remove the members of the board of directors of BRH II and (ii) the ability of the board of directors of BRH II to direct BAM Canada on behalf of BRH II to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), Future Fund may be deemed to share voting and investment power over the Common Stock held by each of the Investment Vehicles.  By virtue of (i) the ability of Stable Investment Corporation (“Stable”) and Best Investment Corporation (“Best” and, together with Stable, “SB”) (both subsidiaries of China Investment Corporation) under the Operating Agreement of BRH III to appoint and remove the members of the board of directors of BRH III and (ii) the ability of the board of directors of BRH III to direct BAM Canada on behalf of BRH III to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), SB may be deemed to share voting and investment power over the Common Stock held by each of the Investment Vehicles.  Additionally, by virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, Future Fund and/or SB may be deemed to be members of a “group” with the Reporting Persons.  Neither Future Fund nor SB are Reporting Persons on this Schedule 13D, and any obligations either of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings.  To the extent that either Future Fund or SB beneficially owns shares of Common Stock that are not held by one of the Investment Vehicles, the Reporting Persons may be deemed to beneficially own any such shares of Common Stock, but expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.

(c) Other than the receipt of the shares of Common Stock in the Spin-off described in Item 4, none of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock during the past sixty (60) days.

(d) As described in Item 4, pursuant to the terms of the Operating Agreements, Brookfield (US) Investments Ltd., a Bermuda limited company and a wholly-owned subsidiary of Brookfield, holds a Class B interest in BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C and BRH IV-D, which entitles Brookfield (US) Investments Ltd. to receive a portion (up to 20%) of the aggregate investment proceeds distributed to non-managing members or limited partners, as applicable, of such Investment Vehicles.  Pursuant to the terms of the BRH IV-B Agreement and the BRH IV-C Agreement (described in Item 6), BUSRH, as the holder of shares of Common Stock, has agreed to distribute to BRH IV-B and BRH IV-C, as applicable, any distributions or cash payments received by BUSRH with respect to the shares of Common Stock held by it.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 and Item 5 of this statement on Schedule 13D are incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement on January 23, 2012, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto (the “Joint Filing Agreement”).  The Joint Filing Agreement is attached hereto as Exhibit 7.

Future Fund is party to a letter agreement dated October 25, 2010 (the “Future Fund Letter Agreement”) in connection with its purchase of a limited liability company interest in BRH II, and the entering into of the Operating Agreement of BRH II and the subscription agreement related thereto.  The Future Fund Letter Agreement establishes certain aspects of the relationship between BAM Canada and Future Fund in connection with BAM Canada’s responsibilities as the managing member of BRH II.  Among other things, the Future Fund Letter Agreement includes provisions (x) permitting the acquisition by Future Fund (or its subsidiaries) of up to 3% of the outstanding shares of Common Stock outside of the Investment Vehicles (provided that (i) Future Fund notifies BAM Canada of such transactions and (ii) such shares are voted in the same manner and in conformance with how BRH II votes its shares of Common Stock) and (y) relating to transfers of interests, capital calls and commitments, carried interest and other amounts payable to the managing member of BRH II, and additional tax matters arrangements between BAM Canada and Future Fund.

Stable is party to a letter agreement dated October 25, 2010 (the “Stable Letter Agreement”) in connection with its purchase of a limited liability company interest in BRH III, and the entering into of the Operating Agreement of BRH III and the subscription agreement related thereto.  The Stable Letter Agreement establishes certain aspects of the relationship between BAM Canada and Stable in connection with BAM Canada’s responsibilities as the managing member of BRH III.  Among other things, the Stable Letter Agreement includes provisions (x) permitting the acquisition by Stable and Best (or their subsidiaries) of up to 3% of the outstanding shares of Common Stock outside of the Investment Vehicles (provided that (i) Stable or Best, as applicable, notifies BAM Canada of such transactions and (ii) such shares are voted in the same manner and in conformance with how BRH III votes its shares of Common Stock) and (y) relating to transfers of interests, capital calls and commitments, carried interest and other amounts payable to the managing member of BRH III, and additional tax matters arrangements between BAM Canada and Stable and Best.

BRH IV-B is party to an agreement dated October 25, 2010 (the “BRH IV-B Agreement”), with Brookfield and Brookfield US Retail Holdings LLC, a Delaware limited liability company and wholly-owned subsidiary of US Corp. (“BUSRH”). Under the BRH IV-B Agreement, BUSRH holds the 530,636 shares of Common Stock reported herein as beneficially owned by BRH IV-B and has agreed to distribute to BRH IV-B any distributions or cash payments received by BUSRH with respect to such shares of Common Stock. BUSRH cannot exercise any voting or investment power with respect to such shares of Common Stock s held by it except at the express direction of BRH IV-B.

BRH IV-C is party to an agreement dated October 25, 2010 (the “BRH IV-C Agreement”), with Brookfield and BUSRH. Under the BRH IV-C Agreement, BUSRH holds the 177,774 shares of Common Stock  reported herein as beneficially owned by BRH IV-C and has agreed to distribute to BRH IV-C any distributions or cash payments received by BUSRH with respect to such shares of Common Stock. BUSRH cannot exercise any voting or investment power with respect to such shares of Common Stock held by it except at the express direction of BRH IV-C.

The summary contained herein of each of the Future Fund Letter Agreement, the Stable Letter Agreement, the BRH IV-B Agreement  and the BRH IV-C Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 8, 9, 10 and 11  hereto, respectively, and which are incorporated herein by reference.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material To Be Filed as Exhibits

Exhibit 1
Standby Purchase Agreement, dated as of December 16, 2011, by and among Rouse Properties, Inc., General Growth Properties, Inc., Brookfield US Corporation and Brookfield Asset Management Inc. (incorporated herein by reference to Exhibit 10.6 to the Form 10 registration statement of Rouse Properties, Inc. filed on December 20, 2011).

Exhibit 2
Form of Registration Rights Agreement between Rouse Properties, Inc. and affiliates of Brookfield Asset Management (incorporated herein by reference to Exhibit 4.1 to the Form 10 registration statement of Rouse Properties, Inc. filed on December 20, 2011).

Exhibit 3
Subordinated Revolving Facility Agreement, dated as of January 12, 2012, by and among Rouse Properties, Inc. and with Trilon (Luxembourg) S.a.r.l., and its assignees, as lender, and Trilon (Luxembourg) S.a.r.l., as administrative agent.  (incorporated herein by reference to Exhibit 10.7 to the Form 8-K filed of Rouse Properties, Inc. filed on January 19, 2012).

Exhibit 4	Form of Limited Liability Company Agreement.

Exhibit 5	Form of Limited Partnership Agreement.

Exhibit 6
Voting Agreement, dated as of October 25, 2010, by and among Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC and Brookfield Retail Holdings V LP.

Exhibit 7
Joint Filing Agreement, dated as of January 23, 2012, by and among Brookfield Asset Management Inc., Brookfield Holdings Canada Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC and Brookfield Retail Holdings V LP.

Exhibit 8
Amended and Restated Letter Agreement, dated as of October 25, 2010, by and between the Northern Trust Company, acting in its capacity as custodian for the Future Fund Board of Guardians and Brookfield Retail Holdings II LLC.

Exhibit 9	Amended and Restated Letter Agreement, dated as of October 25, 2010, by and between the Stable Investment Corporation and Brookfield Retail Holdings III LLC.

Exhibit 10	Agreement, dated as of October 25, 2010, by and among Brookfield Retail Holdings IV-B LLC, Brookfield and Brookfield US Retail Holdings LLC.

Exhibit 11	Agreement, dated as of October 25, 2010, by and among Brookfield Retail Holdings IV-C LLC, Brookfield and Brookfield US Retail Holdings LLC.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2012	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Managing Partner

	By:	/s/ Joseph Freedman
	[	Name: Joseph Freedman
Title: Senior Managing Partner

Dated: January 23, 2012	PARTNERS LIMITED

	By:	/s/ Loretta Corso
Name: Loretta Corso
Title: Secretary

Dated: January 23, 2012	BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA) L.P.

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 23, 2012	BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: January 23, 2012	BROOKFIELD HOLDINGS CANADA INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Vice President

Dated: January 23, 2012	BROOKFIELD RETAIL SPLIT LP

By: Brookfield REP GP Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 23, 2012	BROOKFIELD US HOLDINGS INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

Dated: January 23, 2012	BROOKFIELD US CORPORATION

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 23, 2012	BROOKFIELD RETAIL HOLDINGS LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: January 23, 2012	BROOKFIELD RETAIL HOLDINGS II LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: January 23, 2012	BROOKFIELD RETAIL HOLDINGS III LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: January 23, 2012	BROOKFIELD RETAIL HOLDINGS IV-A LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: January 23, 2012	BROOKFIELD RETAIL HOLDINGS IV-B LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: January 23, 2012	BROOKFIELD RETAIL HOLDINGS IV-C LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: January 23, 2012	BROOKFIELD RETAIL HOLDINGS IV-D LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: January 23, 2012	BROOKFIELD RETAIL HOLDINGS V LP

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its general partner

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

Dated: January 23, 2012	BROOKFIELD RETAIL SPLIT II
pli
By: Brookfield REP GP Inc., its managing member

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: January 23, 2012	BROOKFIELD RETAIL HOLDINGS VI LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its general partner

By: Brookfield Private Funds Holdings Inc., its general partner

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

	By:	/s/ Moshe Mandelbaum
Name: Moshe Mandelbaum
Title: Vice President

SCHEDULE I

Brookfield Asset Management Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director	51 Yong Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Group Chairman of Brookfield.	Canada
Marcel R. Coutu, Director	Canadian Oil Sands Limited, 2500 First Canadian Centre, 350 – 7th Ave. S.W., Calgary, Alberta T2P 3N9, Canada	President and Chief Executive Officer of Canadian Oil Sands Limited	Canada
Trevor J. Eyton, Director	c/o 130 Adelaide Street W., Suite 3303, Toronto, Ontario M5H 3P5, Canada	Corporate Director of Brookfield c.	Canada
Bruce J. Flatt, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Executive Officer of Brookfield	Canada
James Gray, Director	c/o 335 – 8th Avenue S.W., Suite 1700, Royal Bank Building, Calgary, Alberta T2P 1C9, Canada	Corporate Director of Brookfield	Canada
Robert J. Harding, Director	Brookfield Asset Management Inc, 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Corporate Director of Brookfield	Canada
Maureen Kempston Drakes, Director	c/o 21 Burkebrook Place, Apt. 712, Toronto, Ontario M4G 0A1, Canada	Formerly GM Group Vice-President	Canada
David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director of Brookfield	Canada
Lance Liebman, Director	Columbia Law School, 435 West 116th Street, New York, New York 10027 – 7297, U.S.A.	William S. Beinecke Professor of Law	U.S.A

Philip B. Lind, Director	Rogers Communications Inc., 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada	Vice-Chairman of Rogers Communications Inc.	Canada
Frank K. McKenna, Director	TD Bank Financial Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Deputy Chair of TD Bank Financial Group	Canada
Jack M. Mintz, Director	University of Calgary, Suite 926, Earth Sciences Building, 2500 University Drive N.W., Calgary, Alberta T2N 1N4, Canada	Palmer Chair in Public Policy	Canada
Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Formerly Chief Executive Officer of HSBC Bank Middle East Limited	Lebanon and U.S.A
James A. Pattison, Director	The Jim Pattison Group, 1800 – 1067 West Cordova Street, Vancouver, B.C. V6C 1C7, Canada	Chairman, President and Chief Executive Officer of The Jim Pattison Group	Canada
George S. Taylor, Director	c/o R.R. #3, 4675 Line 3, St. Marys, Ontario N4X 1C6, Canada	Corporate Director of Brookfield	Canada

SCHEDULE II

Partners Limited

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gordon E. Arnell, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Chairman of Brookfield Office Properties Inc.	Canada
Jack. L. Cockwell	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Group Chairman of Brookfield	Canada
Robert J. Harding	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
David W. Kerr, Director	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Edward C. Kress	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Timothy E. Price	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

SCHEDULE III

Brookfield Holdings Canada Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Joseph Freedman, Director, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner, Brookfield	Canada
Aleks Novakovic, Director, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Taxation Brookfield	Canada
Sachin Shah, Director, President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	Canada

SCHEDULE IV

Brookfield Private Funds Holdings Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ric Clark, President	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
Joseph Freedman, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada
Derek Gorgi, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, Finance of Brookfield	Canada
Aleks Novakovic, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of Brookfield	Canada
Michelle Campbell, Secretary	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Vice President, Compliance, Assistant General Counsel of Brookfield Office Properties	U.S.A
Bryan Davis, Treasurer	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Chief Financial Officer of Brookfield Office Properties	Canada

SCHEDULE V

Brookfield US Holdings Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Joseph Freedman, Director, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner, Brookfield	Canada
Aleks Novakovic, Director, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Taxation Brookfield	Canada
Derek Gorgi, Director, President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, Finance, Brookfield	Canada

SCHEDULE VI

Brookfield US Corporation

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman, Director, President	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
William Powell, Director, Vice President	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Partner of Brookfield	U.S.A
John Stinebaugh, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Managing Partner of Brookfield	U.S.A
Brett Fox, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Vice President, Compliance Assistant General Counsel of Brookfield Office Properties	U.S.A
Mary Stawikey, Director, Assistant Treasurer & Assistant Secretary	103 Foulk Road, Suite 202, Wilmington, Delaware, USA	Director, Assistant Treasurer and Assistant Secratary of Brookfield US Corporation	U.S.A

SCHEDULE VII

Brookfield REP GP Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman, Director, President	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
Brett Fox, Director, Vice President	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	General Counsel, Chief Compliance and Administrative Officer of Brookfield Office Properties	U.S.A
William Powell, Director, Treasurer	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Partner of Brookfield	U.S.A
Derek Gorgi, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, Finance, Brookfield	Canada

SCHEDULE VIII

Brookfield Retail Holdings LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ric Clark, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
Barry Blattman, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
David Arthur, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner & President of Brookfield Real Estate Opportunity Group	Canada

SCHEDULE IX

Brookfield Retail Holdings II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Stewart Tillyard, Director	Level 43, 120 Collins St. Melbourne VIC 3000 Australia	Director, Property Future Funds Board of Guardians	Australia

SCHEDULE X

Brookfield Retail Holdings III LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Collin Lau, Director	New Poly Plaza 1 Chaoyangmen Beidajie Dongcheng District, Beijing 100010, P.R. China	Managing Director in the Private Market Investment Department of China Investment Corporation	Hong Kong

SCHEDULE XI

Brookfield Retail Holdings IV-A LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ric Clark, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
Barry Blattman, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
David Arthur, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner & President of Brookfield Real Estate Opportunity Group	Canada

SCHEDULE XII

Brookfield Retail Holdings IV-B LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ric Clark, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
Barry Blattman, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
David Arthur, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner & President of Brookfield Real Estate Opportunity Group	Canada

SCHEDULE XIII

Brookfield Retail Holdings IV-C LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ric Clark, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
Barry Blattman, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
David Arthur, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner & President of Brookfield Real Estate Opportunity Group	Canada

SCHEDULE XIV

Brookfield Retail Holdings IV-D LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ric Clark, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
Barry Blattman, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
David Arthur, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner & President of Brookfield Real Estate Opportunity Group	Canada

SCHEDULE XV

Brookfield Retail Holdings V LP

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ric Clark, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
Barry Blattman, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
David Arthur, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner & President of Brookfield Real Estate Opportunity Group	Canada

SCHEDULE XVI

Brookfield Retail Split II

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brett Fox, Director and Vice-President	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	General Counsel, Chief Compliance and Administrative Officer of Brookfield Officer Properties	U.S.A
Barry Blattman, Director and President	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
Derek Gorgi, Director and Treasurer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President, Finance and Control of Brookfield	Canada

SCHEDULE XVII

Brookfield Retail Holdings VI LP

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brett Fox, Director and Vice-President	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	General Counsel, Chief Compliance and Administrative Officer of Brookfield Officer Properties	U.S.A
Barry Blattman, Director and President	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
Derek Gorgi, Director and Treasurer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President, Finance and Control of Brookfield	Canada